SECUI 11015793 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH, DC
211

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SEC FILE NUMBER
8-40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD FEIGENBAUM, DBA SHAREMASTER

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8747 DUVAL LANE
(No. and Street)

HEMET	CA	92545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD FEIGENBAUM 818 597-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN ASKELSON & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

23974 ALISO CREEK ROAD SUITE 395	LAGUNA NIGUEL	CA	92677
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD FEIGENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHAREMASTER, as of DEC. 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Howard Feigenbaum
Signature

Sole Proprietor
Title

SEE ATTACHED JURAT
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Riverside

Subscribed and sworn to (or affirmed) before me on this 11th day of February,

20 11 by Howard Feigenbaum,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Notary seal)

RACHEL ANN PIERCE
Commission # 1808589
Notary Public - California
Riverside County
My Comm. Expires Aug 7, 2012

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report Form X-17A-5 Part III

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

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Sharemaster

FINANCIAL STATEMENTS

For the year ended December 31, 2010

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON &

CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Howard Feigenbaum
Sharemaster

We have audited the accompanying balance sheet of Sharemaster (a proprietorship) as of December 31, 2010, and the related statements of income and changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 7, 2011

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Sharemaster
Balance Sheet
December 31, 2010

ASSETS

Current assets:		
Cash	$	20,030
Commissions receivable		811
Total assets	$	20,841

LIABILITIES AND PROPRIETOR'S EQUITY

Current liabilities:		
Accrued expenses	$	112
Proprietor's Capital:		
Proprietor's Capital		20,729
Total liabilities and proprietor's capital	$	20,841

See independent auditors' report and accompanying notes to financial statements

Sharemaster
Statement of Income and Proprietor's Capital
For the year ended December 31, 2010

Revenues	$	8,051
Operating expenses:		
Office expense		2,822
Telephone		1,399
Accounting		3,635
Dues		1,284
Postage		163
Total operating expenses		9,303
Net income		(1,252)
Beginning Proprietor's Capittal		23,901
Drawings for the year		(1,920)
Ending Proprietor's Capittal	$	20,729

See independent auditors' report and accompanying notes to financial statements

Sharemaster
Statement of Cash Flows
For the year ended December 31, 2010

Cash flows from operating activities		
Net loss	$	(1,252)
Decrease (increase) in assets		
Commissions receivable		(261)
(Decrease) increase in liabilities		
Accrued expenses		(223)
Net cash flows used by operating activities		(1,736)
Cash flows from financing activities		
Proprietor's draws		(1,920)
Net cash flows used by financing activities		(1,920)
Net increase (decrease) in cash		(3,656)
Cash at beginning of year		23,686
Cash at end of year	$	20,030

See independent auditors' report and accompanying notes to financial statements

1. ORGANIZATION

Sharemaster (the Company) is an unincorporated proprietorship located in Hemet, California. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulation Authority (FINRA) as a broker dealer in securities. The Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The financial statements include only those assets and liabilities of the proprietor, that relate to his broker dealer operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue

Revenue consists of commissions from the sale of mutual funds.

Income Taxes:

The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor.

Fair Value of Financial Instruments

Substantially all of our financial instruments are recorded at fair value or contract amounts that approximate fair value. with any related changes in unrealized appreciation or depreciation reflected in principal transactions in the consolidated statements of operations. Financial instruments carried at contract amounts include cash and amounts due from clearing brokers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures," for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The Company's financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Fair Value Measurement—Definition and Hierarchy

Level 1 —Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level 2 — Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 — Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statements of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2010, the Company had net capital of $20,729 that was $15,729 in excess of its required net capital of $5,000. The Company's had no aggregate indebtedness at December 31, 2010.

SUPPLEMENTAL INFORMATION

Sharemaster
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2010

Net Capital:	
Total proprietor's equity from balance sheet	$ 20,729
Deductions:	
Non-allowable assets:	
Tentative net capital	20,729
Haircuts	
Net capital	$ 20,729
Aggregate indebtedness:	
Items included in statement of financial condition:	
Total aggregate indebtedness	$ -
Minimum net capital required	$ 5,000
Excess net capital	$ 15,729
Ratio of aggregate indebtness to net capital	N/A
Reconciliation with Company's computation:	
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$ 20,729
Net capital per above	$ 20,729

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Sharemaster
Schedule III
Informstion Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of December 31, 2010

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Howard Feigenbaum
Sharemaster

In planning and performing our audit of the financial statements and supplemental schedules of Sharemaster (the Proprietorship) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Proprietorship, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 7, 2011